                                                                                                                September 17, 2008

Via EDGAR and Overnight Mail

Mr. Terry French

Accountant Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:	College Tonight, Inc. — Form 10-KSB/A
File No. 0-26599

Dear Mr. French:

On behalf of College Tonight, Inc. (the “Company”), we provide below our response to the following comment included in your letter dated September 15, 2008 concerning the Company’s Annual Report on Form 10-KSB/A:

“We have considered your response letter dated September 8, 2008 and note that  management continues to believe that disclosure controls and procedures were effective as of the end of the fiscal year.  Please note that the definition of disclosure control and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gove/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act Reporting.  It appears to us that your failure to provide your report on internal control over financial reporting for fiscal year 2007 on a timely basis appears to be a clear indicator that your disclosure controls and procedures were not effective as of the end of the fiscal year.  The omission of a material disclosure on a timely basis, even if inadvertent, is a strong indicator the disclosure controls and procedures are ineffective.  In light of these facts, it appears that you should amend 10-KSB to disclose that your disclosure controls and procedures were not effective as of the end of the fiscal year.”

Management of the Company appreciates the Commission’s comments and, as a result, has reviewed management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.  Management believes that the Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company is made known to our Chief Executive Officer and Vice President of Finance by others.  However, management believes that its disclosure controls and procedures were ineffective to the extent that certain information required to be disclosed by the Company in reports filed under the Exchange Act—management’s report on internal control over financial reporting— was not reported within the time period specified in the Commission’s rules and forms.  In light of this conclusion, management is concurrently filing an amended Form 10-KSB/A with EDGAR.  A copy of the amended Section 8(A)(T) redlined to show changes from the previous filing is enclosed for your reference.

In addition, as noted in the amended 10-KSB, management is reviewing whether changes to its disclosure controls and procedures are warranted.

Company management takes extremely seriously the allegation that its annual report on Form 10-KSB was materially deficient.  We hope that management’s conclusion concerning the effectiveness of its disclosure controls and procedures is acceptable to the Commission and that the Commission no longer considers the annual report on 10-KSB deficient.

Very truly yours,

/s/ Eric L. Silberstein
Eric L. Silberstein

enclosure
cc: Aaron Samel, College Tonight, Inc.